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                        UNITED STATES                       OMB APPROVAL
             SECURITIES AND EXCHANGE COMMISSION      OMB Number:     3235-0058
                   WASHINGTON, D.C. 20549            Expires:     May 31, 1997
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                                                     hours per response...2.50
                           FORM 12b-25

                    NOTIFICATION OF LATE FILING            SEC FILE NUMBER
                                                           0-17458

                                                           CUSIP NUMBER

(Check One): [x]Form 10-K  [ ]Form 20-F  [ ]Form 11-K [ ]Form 10-Q [ ]Form N-SAR

                For Period Ended: December 31, 1995
                [ ] Transition Report on Form 10-K
                [ ] Transition Report on Form 20-F
                [ ] Transition Report on Form 11-K
                [ ] Transition Report on Form 10-Q
                [ ] Transition Report on Form N-SAR
                For the Transition Period Ended: _______________________________

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION


    MBf USA, Inc.
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Full Name of Registrant


        -  -
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Former Name if Applicable


    500 Park Blvd., Suite 1260
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Address of Principal Executive Office (Street and Number)


    Itasca, Illinois  60143
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City, State and Zip Code


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

        (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
        (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11K or Form N-SAR, or portion thereof,
[X] will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
        (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Audited financial statements have not been completed for consolidated subsidiary.
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PART IV -OTHER INFORMATION
1) Name and telephone number of person to contact in regard to this notification

    J. Tobias Fizzell                    312             836-4077
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                (Name)                 (Area Code)        (Telephone Number)

2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the
   Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s) [X]Yes [ ]No

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3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be
   included in the subject report or portion thereof?              [X]Yes [ ]No

   If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

   SEE APPENDIX 1
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                                 MBf USA, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date     March 27, 1996                     By /s/ Stephen Tan
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                                               Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
 INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).


                              GENERAL INSTRUCTIONS


1. This form is required by Rule 12b-25 (17CFR 240.12b-25) of the General Rules and Regulations under the Securities and Exchange Act of 1934.

2. One signed original and four conformed copies of this and amendments thereto must be completed and filed with the Security Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The informatino contained in or filed with the form will be made a matter of public record in teh Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notification must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.


5. Electronic Filers. This form shall not be used by filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).
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                                   Appendix 1


Attachment to Form 12b-25


The Registrant had a pretax profit of approximately $1 million in 1994 and anticipated a pretax loss of $4.86 million in 1995 due mainly to the following reasons:

a) Of the $4.86 million net loss recorded by the Registrant for 1995, $4.30 million occurred in the first half and included a $1.81 million charge related to the Registrant's management and business restructuring which was completed by June 30, 1995.

b) Under new management, the losses declined in the second half of 1995, resulting in third and fourth quarter losses of $417,320 and $151,476 respectively. Losses in the second half of 1995 were primarily attributable to expenses related to the expansion of the Registrant's international condom business and the lag period for new glove price increases, instituted at the end of the third quarter, to take effect.